Exhibit 99.1

VNET Reports Unaudited Second Quarter 2025 Financial Results

BEIJING, August 21, 2025 /PRNewswire/ -- VNET Group, Inc. (Nasdaq: VNET) (“VNET” or the “Company”), a leading carrier- and cloud-neutral internet data center services provider in China, today announced its unaudited financial results for the second quarter ended June 30, 2025.

“We delivered strong second quarter results thanks to continued effective strategic execution,” said Josh Sheng Chen, Founder, Executive Chairperson and interim Chief Executive Officer of VNET. “Our wholesale IDC business continued to grow rapidly, driven by our wholesale data centers’ fast move-in pace. In the second quarter, our wholesale capacity in service increased by 101MW quarter over quarter to 674MW, with utilized wholesale capacity growing by 74MW quarter over quarter to 511MW. Our high-performance data centers and premium IDC services continue to attract customers from various industries. In the second quarter, we secured a combined capacity of around 4MW in retail orders. Furthermore, we recently won a 20MW wholesale order through the JV project we operate in Hebei Province.”

“In late June, we unveiled our Hyperscale 2.0 framework, encompassing our vision for the future of AIDCs and our blueprint for growing the capacity of our data center assets under management to 10GW by 2036. As a pioneer in AIDC development, we are poised to strengthen our leadership under Hyperscale 2.0, supported by our strong fundamentals, deep industry know-how, and innovative technologies. Looking ahead, we will sharpen our competitive advantages with faster deliveries and consistently reliable IDC services as we embark on our ambitious Hyperscale 2.0 framework for building greener, more intelligent data centers for the AI era.”

Qiyu Wang, Chief Financial Officer of VNET, commented, “We maintained our business’s vibrant momentum with strong financial results during the second quarter. Our total net revenues rose 22.1% year over year to RMB2.43 billion, driven by significant wholesale revenue growth of 112.5% year over year. Adjusted EBITDA also increased by 27.7% year over year to RMB732.5 million, with an adjusted EBITDA margin of 30.1%, up 1.3 percentage points year over year. With our effective business strategy and healthy balance sheet, we’re well-positioned to lead the AIDC transformation and capture surging AI-driven opportunities, delivering sustainable, long-term value for our stakeholders.”

Second Quarter 2025 Financial Highlights

•	Total net revenues increased by 22.1% to RMB2.43 billion (US$339.8 million) from RMB1.99 billion in the same period of 2024.

•	Net revenues from the IDC business[1] increased by 32.6% to RMB1.81 billion (US$253.1 million) from RMB1.37 billion in the same period of 2024.

•	Net revenues from the wholesale IDC business (“wholesale revenues”) increased by 112.5% to RMB854.1 million (US$119.2 million) from RMB402.0 million in the same period of 2024.

•	Net revenues from the retail IDC business (“retail revenues”) held fairly steady at RMB958.7 million (US$133.8 million) compared with RMB964.8 million in the same period of 2024.

•	Net revenues from the non-IDC business[2] remained relatively stable at RMB621.4 million (US$86.7 million) compared with RMB627.0 million in the same period of 2024.

•	Adjusted cash gross profit (non-GAAP) increased by 34.9% to RMB1.06 billion (US$148.2 million) from RMB787.3 million in the same period of 2024. Adjusted cash gross margin (non-GAAP) was 43.6%, compared with 39.5% in the same period of 2024.

1 IDC business refers to managed hosting services, consisting of the wholesale IDC business and the retail IDC business. Beginning in the first quarter of 2024, our IDC business was subdivided into wholesale IDC business and retail IDC business according to the nature and scale of our data center projects. Prior to 2024, the subdivision was based on customer contract types.

2 Non-IDC business consists of cloud services and VPN services.

•	Adjusted EBITDA (non-GAAP) increased by 27.7% to RMB732.5 million (US$102.2 million) from RMB573.8 million in the same period of 2024. Adjusted EBITDA margin (non-GAAP) was 30.1%, compared with 28.8% in the same period of 2024.

Second Quarter 2025 Operational Highlights

Wholesale IDC Business

•	Capacity in service was 674MW as of June 30, 2025, compared with 573MW as of March 31, 2025, and 332MW as of June 30, 2024. Capacity under construction was 326MW as of June 30, 2025.

•	Capacity utilized by customers reached 511MW as of June 30, 2025, compared with 437MW as of March 31, 2025, and 252MW as of June 30, 2024. The sequential increase during the second quarter of 2025 was 74MW, which was mainly contributed by the N-OR Campus 01 and E-JS Campus 03 data centers.

•	Utilization rate[3] of wholesale capacity was 75.9% as of June 30, 2025, compared with 76.2% as of March 31, 2025, and 75.9% as of June 30, 2024.

•	Utilization rate of mature wholesale capacity[4] was 94.6% as of June 30, 2025, compared with 94.5% as of March 31, 2025, and 94.9% as of June 30, 2024.

•	Utilization rate of ramp-up wholesale capacity[5] was 20.8% as of June 30, 2025, compared with 32.1% as of March 31, 2025, and 45.7% as of June 30, 2024.

•	Total capacity committed[6] was 674MW as of June 30, 2025, compared with 571MW as of March 31, 2025, and 326MW as of June 30, 2024.

•	Commitment rate[7] for capacity in service was 100% as of June 30, 2025, compared with 99.7% as of March 31, 2025, and 98.1% as of June 30, 2024.

•	Total capacity pre-committed[8] was 180MW and pre-commitment rate[9] for capacity under construction was 55.2% as of June 30, 2025.

Retail IDC Business10

•	Capacity in service was 52,131 cabinets as of June 30, 2025, compared with 51,960 cabinets as of March 31, 2025, and 52,177 cabinets as of June 30, 2024.

•	Capacity utilized by customers reached 33,292 cabinets as of June 30, 2025, compared with 33,093 cabinets as of March 31, 2025, and 33,253 cabinets as of June 30, 2024.

•	Utilization rate of retail capacity was 63.9% as of June 30, 2025, compared with 63.7 % as of March 31, 2025, and 63.7% as of June 30, 2024.

•	Utilization rate of mature retail capacity[11] was 68.6% as of June 30, 2025, compared with 69.1% as of March 31, 2025, and 72.5% as of June 30, 2024.

3 Utilization rate is calculated by dividing capacity utilized by customers by the capacity in service.

4 Mature wholesale capacity refers to wholesale data centers in which utilization rate is at or above 80%.

5 Ramp-up wholesale capacity refers to wholesale data centers in which utilization rate is below 80%.

6 Total capacity committed is the capacity committed to customers pursuant to customer agreements remaining in effect.

7 Commitment rate is calculated by total capacity committed divided by total capacity in service.

8 Total capacity pre-committed is the capacity under construction which is pre-committed to customers pursuant to customer agreements remaining in effect.

9 Pre-commitment rate is calculated by total capacity pre-committed divided by total capacity under construction.

10 For retail IDC business, since the first quarter of 2024, we have excluded a certain number of reserved cabinets from the capacity in service. Reserved cabinets refer to those that have not been utilized on a large scale, those that are planned to be closed, or those that are planned to be further upgraded. As of June 30, 2024, March 31, 2025, and June 30, 2025, 4,150, 3,766 and 3,791 reserved cabinets, respectively, were excluded from the calculation of utilization rate of retail IDC business capacity.

11 Mature retail capacity refers to retail data centers that came into service prior to the past 24 months.

•	Utilization rate of ramp-up retail capacity[12] was 26.4% as of June 30, 2025, compared with 21.5% as of March 31, 2025, and 12.7% as of June 30, 2024.

•	Monthly recurring revenue (MRR) per retail cabinet was RMB8,915 in the second quarter of 2025, compared with RMB8,898 in the first quarter of 2025 and RMB8,753 in the second quarter of 2024.

Second Quarter 2025 Financial Results

TOTAL NET REVENUES: Total net revenues in the second quarter of 2025 were RMB2.43 billion (US$339.8 million), representing an increase of 22.1% from RMB1.99 billion in the same period of 2024. The year-over-year increase was mainly driven by the continued growth of our wholesale IDC business.

Net revenues from IDC business increased by 32.6% to RMB1.81 billion (US$253.1 million) from RMB1.37 billion in the same period of 2024. The year-over-year increase was mainly driven by an increase in wholesale revenues.

•	Wholesale revenues increased by 112.5% to RMB854.1 million (US$119.2 million) from RMB402.0 million in the same period of 2024.

•	Retail revenues decreased slightly to RMB958.7 million (US$133.8 million) from RMB964.8 million in the same period of 2024.

Net revenues from non-IDC business decreased slightly by 0.9% to RMB621.4 million (US$86.7 million) from RMB627.0 million in the same period of 2024.

GROSS PROFIT: Gross profit in the second quarter of 2025 was RMB547.7 million (US$76.5 million), representing an increase of 28.9% from RMB424.9 million in the same period of 2024. Gross margin in the second quarter of 2025 was 22.5%, compared with 21.3% in the same period of 2024.

ADJUSTED CASH GROSS PROFIT (non-GAAP), which excludes depreciation, amortization, and share-based compensation expenses, was RMB1.06 billion (US$148.2 million) in the second quarter of 2025, compared with RMB787.3 million in the same period of 2024. Adjusted cash gross margin (non-GAAP) in the second quarter of 2025 was 43.6%, compared with 39.5% in the same period of 2024.

OPERATING EXPENSES: Total operating expenses in the second quarter of 2025 were RMB374.7 million (US$52.3 million), compared with RMB230.3 million in the same period of 2024.

Sales and marketing expenses were RMB70.0 million (US$9.8 million) in the second quarter of 2025, compared with RMB58.2 million in the same period of 2024.

Research and development expenses were RMB67.6 million (US$9.4 million) in the second quarter of 2025, compared with RMB62.0 million in the same period of 2024.

General and administrative expenses were RMB212.5 million (US$29.7 million) in the second quarter of 2025, compared with RMB107.3 million in the same period of 2024.

ADJUSTED OPERATING EXPENSES (non-GAAP), which exclude share-based compensation expenses, were RMB365.6 million (US$51.0 million) in the second quarter of 2025, compared with RMB243.2 million in the same period of 2024. As a percentage of total net revenues, adjusted operating expenses (non-GAAP) in the second quarter of 2025 were 15.0%, compared with 12.2% in the same period of 2024.

ADJUSTED EBITDA (non-GAAP): Adjusted EBITDA in the second quarter of 2025 was RMB732.5 million (US$102.2 million), representing an increase of 27.7% from RMB573.8 million in the same period of 2024. Adjusted EBITDA margin (non-GAAP) in the second quarter of 2025 was 30.1%, compared with 28.8% in the same period of 2024.

12 Ramp-up retail capacity refers to retail data centers that came into service within the past 24 months, or mature retail data centers that have undergone improvements within the past 24 months.

NET LOSS/INCOME ATTRIBUTABLE TO VNET GROUP, INC.: Net loss attributable to VNET Group, Inc. in the second quarter of 2025 was RMB11.9 million (US$1.7 million), compared with a net income attributable to VNET Group, Inc. of RMB63.7 million in the same period of 2024, mainly due to the increase in interest expenses and income tax expenses.

LOSS PER SHARE: Basic and diluted loss per share in the second quarter of 2025 were both RMB0.01 (US$0.1 cent), which represents the equivalent of RMB0.06 (US$0.01) per American depositary share (“ADS”), respectively. Each ADS represents six Class A ordinary shares.

LIQUIDITY: As of June 30, 2025, the aggregate amount of the Company’s cash and cash equivalents, restricted cash and short-term investments was RMB4.66 billion (US$651.1 million).

Total short-term debt, consisting of short-term bank borrowings and the current portion of long-term borrowings, was RMB2.73 billion (US$380.5 million). Total long-term debt was RMB14.65 billion (US$2.05 billion), comprised of long-term borrowings of RMB9.48 billion (US$1.32 billion) and convertible notes of RMB5.18 billion (US$722.7 million).

Net cash generated from operating activities in the second quarter of 2025 was RMB366.6 million (US$51.2 million), compared with RMB405.2 million in the same period of 2024. During the second quarter of 2025, the Company obtained new debt financing, refinancing facilities and other financings of RMB1.27 billion (US$176.7 million).

Share Repurchase Program

The Company’s Board of Directors authorized a share repurchase program on June 27, 2025, under which the Company may repurchase up to US$50 million of its ADSs, each representing six Class A ordinary shares of the Company, over the ensuing 12-month period.

Business Outlook

The Company expects total net revenues for 2025 to be between RMB9,150 million to RMB9,350 million, representing year-over-year growth of 11% to 13%, and adjusted EBITDA (non-GAAP) to be in the range of RMB2,760 million to RMB2,820 million, representing year-over-year growth of 14% to 16%. If the RMB87.7 million disposal gain of E-JS02 data center were excluded from the adjusted EBITDA calculation for 2024, year-over-year growth would be 18% to 20%. The above outlook remains unchanged from the estimates the Company provided on June 27, 2025.

The forecast reflects the Company’s current and preliminary views on the market and its operational conditions and is subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on Thursday, August 21, 2025, or 8:00 PM Beijing Time on Thursday, August 21, 2025.

For participants who wish to join the call, please access the links provided below to complete the online registration process.

English line:

https://s1.c-conf.com/diamondpass/10049370-hq9zg7.html

Chinese line (listen-only mode):

https://s1.c-conf.com/diamondpass/10049371-pq4yad.html

Participants can choose between the English and Chinese options for pre-registration above. Please note that the Chinese option will be in listen-only mode. Upon registration, each participant will receive an email containing details for the conference call, including dial-in numbers, a conference call passcode and a unique access PIN, which will be used to join the conference call.

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at http://ir.vnet.com.

A replay of the conference call will be accessible through August 28, 2025, by dialing the following numbers:

US/Canada:	1 855 883 1031
Mainland China:	400 1209 216
Hong Kong, China:	800 930 639
International:	+61 7 3107 6325
Reply PIN (English line):	10049370
Reply PIN (Chinese line):	10049371

Non-GAAP Disclosure

In evaluating its business, VNET considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission as a supplemental measure to review and assess its operating performance: adjusted cash gross profit, adjusted cash gross margin, adjusted operating expenses, adjusted EBITDA and adjusted EBITDA margin. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company’s calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.1636 to US$1.00, the noon buying rate in effect on June 30, 2025, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred to could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

About VNET

VNET Group, Inc. is a leading carrier- and cloud-neutral internet data center services provider in China. VNET provides hosting and related services, including IDC services, cloud services, and business VPN services to improve the reliability, security, and speed of its customers’ internet infrastructure. Customers may locate their servers and equipment in VNET’s data centers and connect to China’s internet backbone. VNET operates in more than 30 cities throughout China, servicing a diversified and loyal base of over 7,000 hosting and related enterprise customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "target," "believes," "estimates" and similar statements. Among other things, quotations from management in this announcement as well as VNET's strategic and operational plans, including the plan to sign a definitive agreement on a pre-REITs project, contain forward-looking statements. VNET may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about VNET's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: VNET's goals and strategies; VNET's liquidity conditions; VNET's expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, VNET's services; VNET's expectations regarding keeping and strengthening its relationships with customers; VNET's plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where VNET provides solutions and services. Further information regarding these and other risks is included in VNET's reports filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and VNET undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

Xinyuan Liu

Tel: +86 10 8456 2121

Email: ir@vnet.com

 VNET GROUP, INC.

 CONSOLIDATED BALANCE SHEETS

 (Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2024	June 30, 2025
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	1,492,436	2,918,345	407,385
Restricted cash	545,795	458,321	63,979
Short-term Investments	-	1,244,183	173,681
Accounts and notes receivable, net	1,655,984	2,216,078	309,353
Amounts due from related parties	336,360	401,723	56,078
Prepaid expenses and other current assets	2,789,573	2,939,878	410,394
Total current assets	6,820,148	10,178,528	1,420,870

Non-current assets:
Restricted cash	42,842	43,417	6,061
Derivative financial instruments	6,768	16,307	2,276
Long-term investments, net	794,688	787,383	109,914
Property and equipment, net	17,216,635	19,857,652	2,772,021
Intangible assets,net	1,403,787	1,938,715	270,634
Land use rights, net	766,213	901,386	125,829
Operating lease right-of-use assets, net	4,618,212	5,057,531	706,004
Deferred tax assets, net	306,623	349,806	48,831
Other non-current assets	381,126	577,634	80,635
Total non-current assets	25,536,894	29,529,831	4,122,205
Total assets	32,357,042	39,708,359	5,543,075

Liabilities and Shareholders' Equity
Current liabilities:
Short-term bank borrowings	589,000	929,997	129,823
Current portion of long-term borrowings	1,420,190	1,795,594	250,655
Current portion of finance lease liabilities	208,299	249,929	34,889
Current portion of operating lease liabilities	899,818	944,491	131,846
Accounts and notes payable	709,260	754,367	105,306
Amounts due to related parties	355,679	409,636	57,183
Income taxes payable	69,569	44,163	6,165
Advances from customers	1,378,806	1,289,187	179,964
Deferred revenue	87,830	82,325	11,492
Current portion of deferred government grants	6,727	57,133	7,975
Accrued expenses and other payables	3,618,237	3,888,806	542,856
Total current liabilities	9,343,415	10,445,628	1,458,154

Non-current liabilities:
Long-term borrowings	7,767,390	9,476,393	1,322,853
Convertible notes	1,897,738	5,176,772	722,650
Non-current portion of finance lease liabilities	1,532,309	1,577,599	220,224
Non-current portion of operating lease liabilities	3,779,293	4,186,863	584,464
Unrecognized tax benefits	107,850	107,850	15,055
Deferred tax liabilities	734,404	898,530	125,430
Deferred government grants	273,824	219,104	30,586
Total non-current liabilities	16,092,808	21,643,111	3,021,262

Mezzanine equity:
Redeemable non-controlling interests	-	869,838	121,425
Total mezzanine equity	-	869,838	121,425

Shareholders' equity
Ordinary shares	112	112	16
Treasury stock	(161,892)	(161,892)	(22,599)
Additional paid-in capital	17,298,692	17,349,517	2,421,899
Statutory reserves	107,380	113,292	15,815
Accumulated other comprehensive loss	(18,504)	(15,818)	(2,208)
Accumulated deficit	(10,859,888)	(11,115,339)	(1,551,641)
Total VNET Group,Inc. shareholders’ equity	6,365,900	6,169,872	861,282
Noncontrolling interest	554,919	579,910	80,952
Total shareholders' equity	6,920,819	6,749,782	942,234
Total liabilities and shareholders' equity	32,357,042	39,708,359	5,543,075

 VNET GROUP, INC.

 CONSOLIDATED STATEMENTS OF OPERATIONS

 (Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended				Six months ended
	June 30, 2024	March 31, 2025	June 30, 2025		June 30, 2024	June 30, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues	1,993,760	2,246,220	2,434,205	339,802	3,891,886	4,680,425	653,362
Cost of revenues	(1,568,865)	(1,680,879)	(1,886,470)	(263,341)	(3,056,270)	(3,567,349)	(497,983)
Gross profit	424,895	565,341	547,735	76,461	835,616	1,113,076	155,379

Operating income (expenses)
Operating income (loss)	-	1,461	(1,143)	(160)	3,949	318	44
Sales and marketing expenses	(58,225)	(64,346)	(69,963)	(9,766)	(129,968)	(134,309)	(18,749)
Research and development expenses	(61,998)	(43,603)	(67,570)	(9,432)	(137,387)	(111,173)	(15,519)
General and administrative expenses	(107,297)	(179,770)	(212,473)	(29,660)	(333,594)	(392,243)	(54,755)
Allowance for doubtful debt	(2,753)	(30,552)	(23,568)	(3,290)	2,422	(54,120)	(7,555)
Total operating expenses	(230,273)	(316,810)	(374,717)	(52,308)	(594,578)	(691,527)	(96,534)

Operating profit	194,622	248,531	173,018	24,153	241,038	421,549	58,845
Interest income	5,449	6,751	16,869	2,355	17,578	23,620	3,297
Interest expense	(92,172)	(100,653)	(157,508)	(21,987)	(229,854)	(258,161)	(36,038)
Other income	30,475	1,811	5,234	731	35,289	7,045	985
Other expenses	(6,900)	(2,438)	(5,499)	(768)	(8,322)	(7,937)	(1,108)
Changes in the fair value of financial instruments	712	(334,904)	70,404	9,828	4,570	(264,500)	(36,922)
Foreign exchange (loss) gain	(4,387)	9,527	9,258	1,292	(32,748)	18,785	2,622
Income (loss) before income taxes and gain from equity method investments	127,799	(171,375)	111,776	15,604	27,551	(59,599)	(8,319)
Income tax expenses	(59,149)	(52,062)	(95,048)	(13,268)	(120,533)	(147,110)	(20,536)
Gain from equity method investments	3,199	3,214	41	6	5,805	3,255	454
Net income (loss)	71,849	(220,223)	16,769	2,342	(87,177)	(203,454)	(28,401)
Net income attributable to noncontrolling interest	(8,174)	(17,335)	(13,656)	(1,906)	(36,153)	(30,991)	(4,326)
Net income attributable to redeemable non-controlling interests	-	-	(15,027)	(2,098)	-	(15,027)	(2,098)
Net income (loss) attributable to the VNET Group,Inc.	63,675	(237,558)	(11,914)	(1,662)	(123,330)	(249,472)	(34,825)
Accretion to redemption amount of redeemable non-controlling interests	-	-	(67)	(9)	-	(67)	(9)
Net profit (loss) attributable to the Company’s ordinary shareholders	63,675	(237,558)	(11,981)	(1,671)	(123,330)	(249,539)	(34,834)

Earnings (loss) per share
Basic	0.04	(0.15)	(0.01)	(0.00)	(0.08)	(0.16)	(0.02)
Diluted	0.04	(0.15)	(0.01)	(0.00)	(0.08)	(0.16)	(0.02)
Shares used in earnings (loss) per share computation
Basic*	1,594,662,099	1,608,799,842	1,610,484,726	1,610,484,726	1,581,481,229	1,609,646,939	1,609,646,939
Diluted*	1,595,517,338	1,608,799,842	1,610,484,726	1,610,484,726	1,581,481,229	1,609,646,939	1,609,646,939

Earnings (loss) per ADS (6 ordinary shares equal to 1 ADS)
Basic	0.24	(0.90)	(0.06)	(0.01)	(0.48)	(0.96)	(0.12)
Diluted	0.24	(0.90)	(0.06)	(0.01)	(0.48)	(0.96)	(0.12)

* Shares used in (loss) earnings per share/ADS computation were computed under weighted average method.

 VNET GROUP, INC.

 RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

 (Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Six months ended
	June 30, 2024	March 31, 2025	June 30, 2025		June 30, 2024	June 30, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	424,895	565,341	547,735	76,461	835,616	1,113,076	155,379
Plus: depreciation and amortization	364,616	402,399	513,891	71,736	717,220	916,290	127,909
Plus: share-based compensation expenses	(2,190)	109	196	27	-	305	43
Adjusted cash gross profit	787,321	967,849	1,061,822	148,224	1,552,836	2,029,671	283,331
Adjusted cash gross margin	39.5%	43.1%	43.6%	43.6%	39.9%	43.4%	43.4%

Operating expenses	(230,273)	(316,810)	(374,717)	(52,308)	(594,578)	(691,527)	(96,534)
Plus: share-based compensation expenses	(12,962)	6,329	9,163	1,279	98,719	15,492	2,163
Adjusted operating expenses	(243,235)	(310,481)	(365,554)	(51,029)	(495,859)	(676,035)	(94,371)

Operating profit	194,622	248,531	173,018	24,153	241,038	421,549	58,845
Plus: depreciation and amortization	394,334	427,440	550,087	76,789	773,885	977,527	136,458
Plus: share-based compensation expenses	(15,152)	6,438	9,359	1,306	98,719	15,797	2,206
Adjusted EBITDA	573,804	682,409	732,464	102,248	1,113,642	1,414,873	197,509
Adjusted EBITDA margin	28.8%	30.4%	30.1%	30.1%	28.6%	30.2%	30.2%

 VNET GROUP, INC.

 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

 (Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	June 30, 2024	March 31, 2025	June 30, 2025
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash generated from operating activities	405,204	195,713	366,596	51,174

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(998,489)	(1,792,051)	(1,870,296)	(261,083)
Purchases of intangible assets	(7,594)	(33,952)	(24,388)	(3,404)
Payments for investments	(138,224)	(21,440)	(1,216,168)	(169,771)
Proceeds from (payments for) other investing activities	117,209	(37,327)	(171,213)	(23,900)
Net cash used in investing activities	(1,027,098)	(1,884,770)	(3,282,065)	(458,158)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bank borrowings	690,848	1,893,386	1,004,537	140,228
Repayments of bank borrowings	(533,324)	(369,366)	(381,728)	(53,287)
Proceeds from issuance of 2030 Convertible Notes	-	3,015,117	-	-
Payments for finance leases	(9,586)	(37,950)	(44,471)	(6,208)
Contribution from noncontrolling interest in a subsidiary	-	635,000	(4,555)	(636)
Proceeds from other financing activities	516,493	230,435	8,875	1,239
Net cash generated from financing activities	664,431	5,366,622	582,658	81,336

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	3,370	9,020	(14,764)	(2,061)
Net increase (decrease) in cash, cash equivalents and restricted cash	45,907	3,686,585	(2,347,575)	(327,709)
Cash, cash equivalents and restricted cash at beginning of period	2,089,926	2,081,073	5,767,658	805,134
Cash, cash equivalents and restricted cash at end of period	2,135,833	5,767,658	3,420,083	477,425